

Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 10, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 9, 2025, The Nasdaq Stock Market (the "Exchange") received from Themes ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Leverage Shares 2X Long OPEN Daily ETF

Leverage Shares 2X Long CIFR Daily ETF

Leverage Shares 2X Long GRAB Daily ETF

Leverage Shares 2X Long DUOL Daily ETF

Leverage Shares 2X Long LAC Daily ETF

Leverage Shares 2X Long UPS Daily ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi